SUMITOMO METAL INDUSTRIES, LTD.
TRITON SQUARE OFFICE TOWER Y, 8-11, HARUMI 1-CHOME, CHUO-KU, TOKYO 104-6111, JAPAN

PHONE +81-3-4416-6103
FAX +81-3-4416-6798

July 19, 2007

The United States Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
Mail Stop 3-7
450 Fifth Street, Northwest
Washington, DC 20549
U.S.A.

07025461

SUPPL

Rule 12g3-2(b) Exemption of Sumitomo Metal Industries, Ltd.
File No. 82-3507

Dear sirs,

In connection with Sumitomo Metal Industries, Ltd.'s exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the following information:

1. Press Release dated July 19, 2007 (Sumitomo and Vallourec Sign Agreement on Seamless Pipe Joint Venture in Brazil - Partners to Construct Eco-friendly Steelworks -)

Very truly yours,

M. Hoshi

Masato Hoshi
Manager
Investor Relations Group
Sumitomo Metal Industries, Ltd.

PROCESSED
JUL 26 2007
THOMSON FINANCIAL

7/25

Cc: The Bank of New York

SUMITOMO METAL INDUSTRIES, LTD.

TRITON SQUARE OFFICE TOWER Y, 8-11, HARUMI 1-CHOME, CHUO-KU, TOKYO 104-6111, JAPAN

PHONE +81-3-4416-6103
FAX +81-3-4416-6798

July 19, 2007

Sumitomo and Vallourec Sign Agreement on Seamless Pipe Joint Venture in Brazil
- Partners to Construct Eco-friendly Steelworks -

Sumitomo Metal Industries, Ltd. (Sumitomo Metals) and Vallourec Group have signed an agreement today to set up a joint venture company in Brazil (Vallourec & Sumitomo Tubos do Brasil Ltda.) to manufacture seamless pipes.

After becoming operational in 2010, the joint venture will give Sumitomo Metals a global seamless pipe supply capacity of 1.6 million tons annually, allowing it to meet the needs of customers, particularly the supermajors, as well as globalize its pipe business and accelerate its distinctiveness.

The joint venture will employ charcoal blast furnaces, which will use charcoal made from eucalyptus trees grown in a company-managed plantation. This will reduce the environmental impact of the steelworks and help prevent global warming.

< Profile of the New Company >

1. Company name:	Vallourec & Sumitomo Tubos do Brasil Ltda.
2. Establishment date:	July 19, 2007
3. Location:	Jeceaba, State of Minas Gerais, Brazil
4. Business:	Manufacture of seamless pipes (Manufacturing company; each parent company to conduct sales activities)
5. Capacity:	- 600,000 tons/year of seamless pipe (Each parent company to sell 300,000 tons) - One million tons/year of crude steel (The seamless pipe mill will use 700,000 tons and Vallourec will buy the rest)
6. Equipment:	Integrated steel works including - Upstream facilities such as blast furnaces and steel making plants - Seamless pipe mill (φ168.3-406.4mm) - Finishing facilities
7. Scheduled startup:	By mid 2010
8. Investment:	Approx. US$1,600 million
9. Governance:	The two companies have agreed to operate the joint venture principally as equal partners. Each parent company has five management committee members.
10.Shareholders:	The ownership ratio is split between Sumitomo Metals and Vallourec to reflect the pipe and steel output allocation. Vallourec & Mannesmann Tubes 56% (100% subsidiary of Vallourec) Sumitomo Metals 44%

*All output figures are metric tons.

< Profile of Vallourec >

1. Chairman of the Management Board: Pierre Verluca
2. Headquarters: France
3. Sales: 5,542 million euro (2006)
4. Seamless pipe manufacturing plants: France, Germany, Brazil, and U.S.
5. Employees: Approx. 18,000 (2006)

< Cooperation between Sumitomo Metals and Vallourec >

The two companies have been working together since 1976 on the VAM premium joint. They have been jointly involved in research/development and in the operation of VAM manufacturing facilities in the U.S., Indonesia, Vietnam and China.

END